KRAMER LEVIN NAFTALIS & FRANKEL LLP

Abbe L. Dienstag Phone 212-715-9280 Fax 212-715-8280 adienstag@KRAMERLEVIN.com

June 4, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

Attn: David L. Orlic, Esq., Special Counsel

Re:	Qualstar Corporation Preliminary Proxy Statement on Schedule 14A Filed May 17, 2012 by BKF Capital Group, Inc. and Steven N. Bronson File No. 001-35810

Dear Mr. Orlic:

On behalf of our clients, BKF Capital Group, Inc. and Steven N. Bronson, we provide BKF’s responses to the comments of the Staff of the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission in its letter to Ms. Maria Fregosi of BKF, dated June 3, 2013, with respect to BKF’s Preliminary Proxy Statement filed with the Commission on May 29, 2012 in connection with the 2013 annual meeting of the shareholders of Qualstar Corporation.

This letter sets forth BKF’s responses to the staff’s comments. For your convenience, the staff’s comments contained in the comment letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letter.

Please note that BKF is filing via EDGAR its revised preliminary proxy statement with respect to its solicitation of proxies. Unless otherwise noted, page numbers refer to the revised Preliminary Proxy Statement that is being filed today by BKF et al. with the Commission.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
June 4, 2013

General

1.	Mark your proxy statement and form of proxy “preliminary copies.” See Rule 14a-6(e)(1).

The cover of the Preliminary Proxy Statement and form of proxy have been revised in response to this comment.

2.	Please explicitly identify the BKF nominees as participants in the solicitation. See Item 4(b) of Schedule 14A and Instruction 3(a)(ii) thereto. Please similarly modify the cover page of Schedule 14A and the form of proxy to reflect their participation.

The cover and page 3 of the Preliminary Proxy Statement have been revised in response to this comment.

Letter to Shareholders

3.	Please support or otherwise qualify the statement that BKF’s interests are “directly aligned” with the interests of all shareholders. We note that you have sought to obtain, and are currently seeking, a “controlling influence” over Qualstar and cannot be presumed to represent the interests of all shareholders. We note a similar concern in the last question and answer appearing on page 5 of the proxy statement.

The letter to shareholders and page 5 of the Preliminary Proxy Statement have been revised to explain that BKF’s interest are directly aligned with the interests of shareholders because BKF will share proportionately with all shareholders in increased company value.

BKF respectfully submits that this is no way inconsistent with BKF’s seeking “controlling influence” over the company. The controlling influence is the ability to direct the management of the Company, so as to implement programs that BKF believes will reverse years of losses and declining revenues, for the benefit of all shareholders.

4.	Please qualify as your belief the statement that “nothing has changed,” or tie this statement directly to the financial measures you cite. We understand that the company has recently implemented several material changes to its business and governance structure.

The letter to shareholders has been revised to clarify that nothing has changed by way of declining revenues, losses and a declining stock price.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
June 4, 2013

Cover page

5.	Please specify the “industry experience” of the BKF Capital nominees. The biographies of these individuals do not appear to demonstrate experience in the data storage or power supply business.

The letter to shareholders and cover page has been revised to add the word “electronics,” so the phrase now reads “electronics industry experience.” As noted in his biography, Mr. Bronson is chairman and chief executive officer of Interlinks Electronics, Inc., which operates in the electronics space.

Background to the Solicitation, page 1

6.	Disclosure indicates that Mr. Bronson had several conversations with Mr. Firestone during the last week of April 2013 and that Mr. Firestone offered BKF Capital one board seat. We understand that Qualstar’s offer to BKF Capital at that time included two board seats, the withdrawal from re-election of all legacy directors, and the termination of the rights agreement. Please advise.

The statement that Mr. Firestone offered BKF two board seats is misleading. Mr. Firestone offered to seat Mr. Alan Howe and one other candidate selected by BKF. While Mr. Howe is a member of the BKF slate, Mr. Howe was recommended to BKF by another major shareholders, and at the time Mr. Firestone made his offer, he was in communication with that other shareholder. BKF did not regard Mr. Firestone’s proposal as an offer of two BKF directors. The disclosure on page 2 of the Preliminary Proxy Statement has been revised to clarify this point.

BKF attached no significance to the retirement of the legacy directors, since all of the other directors at the time were persons with long standing relationships with Mr. Firestone.

Mr. Bronson does not recall that Mr. Firestone offered to terminate the rights agreement. It is Mr. Bronson’s recollection that he told Mr. Firestone that he was not in favor of rights agreements generally, and that Mr. Firestone said the Company was required to put its rights agreement to a vote of shareholders.

What is the BKF platform, page 4

7.	With a view towards revised disclosure, please provide support for the assertion that the fixed compensation of the CEO is “outsized.”

The disclosure at page 4 of the Preliminary Proxy Statement has been revised to disclose that Mr. Firestone’s fixed compensation of $300,000, increasing in July 2013 to $350,000, is 70% greater than the annual salary of $177,500 paid to William Gervais, Qualstar’s previous CEO, in his last year of service.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
June 4, 2013

Beyond that it is the view of BKF that paying a salary of $300,000/$350,000 to the CEO of a company with a market capitalization of only $19 million that has lost $6.9 million in the past nine months is outrageously oversized. By contrast, Mr. Bronson, who serves as chairman and chief executive officer of Interlink Electronics, Inc., which earned $136,000 in the 2012, receives an annual base salary of $200,000. Also in contrast, Wireless Telecom Group, Inc. (WTT), an AMEX listed company with whom Mr. Bronson is familiar, earned $3,170,801 in 2012, yet paid its CEO a base salary of only $230,000. BKF respectfully submits therefore that its belief of the outsized nature of Mr. Firestone’s base compensation, particularly as compared with the financial results achieved by the Company during his tenure, is well-founded.

BKF has also determined that it is appropriate to address what it deems to be the outsized severance payable to the current CEO if he were terminated following a change of control. Accordingly, the platform disclosure in the revised Preliminary Proxy Statement remarks on the need to address that severance, which based on the Company’s disclosures would amount to over $1,000,000, or more than 10% of the Company’s cash and short term securities.

Election of Directors, page 5

8.	Please make the disclosures required by Item 407(a) of Regulation S-K. See Item 7(c) of Schedule 14A.

The disclosure at page 7 of the Preliminary Proxy Statement has been revised in response to this comment.

9.	Please make the representation required by Item 5(b)(1)(xii)(B) of Schedule 14A with respect to all participants. Please also make all representations required by Item 5(b)(1)(viii) and (xii) with respect to BKF Capital, or direct us to where this disclosure appears.

BKF respectfully refers the Staff to the disclosure in the fifth paragraph on page 7 of the original filing of the Preliminary Proxy Statement.

10.	The participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
June 4, 2013

The disclosure at page 7 of the Preliminary Proxy Statement has been revised in response to this comment to eliminate the reservation of the right to vote for substitute nominees.

How will broker non-votes be treated?, page 15

11.	In contested solicitations, banks and brokers do not have the authority under NYSE rules to vote shares for which beneficial owners do not provide voting instructions, even for routine matters. Please revise your disclosure accordingly.

The disclosure at page 15 of the Preliminary Proxy Statement has been revised in response to this comment.

* * *

If you have any questions or comments regarding the responses set forth herein, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc:	Mr. Steven N. Bronson
Ms. Maria N. Fregosi